EX-99.77C VOTES

77C: Submission of matters to a vote of security holders

Akros Absolute Return Fund

A Special Meeting of Shareholders of the Akros Absolute Return Fund (the “Akros Fund”) was held September 24, 2010 at the offices of U.S. Bancorp Fund Services, LLC, 615 East Michigan Avenue, Milwaukee, Wisconsin, pursuant to notice given to all shareholders of record of the Akros Fund at the close of business on August 26, 2010.  At the Special Meeting, shareholders were asked to the Agreement and Plan of Reorganization, providing for: (i) the acquisition of all of the assets and the assumption of all of the liabilities of the Fund, in exchange for shares of beneficial interest of the Quaker Akros Absolute Strategies Fund (the “reorganization”); and (ii) the subsequent liquidation of the Akros Fund.

The tabulation of the shareholder votes rendered the following results:

Votes For	Votes Against	Abstained
614,686	1,037	6,808